Exhibit 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated interim financial statements and the notes thereto, as of and for the three and nine months ended September 30, 2025 included as Exhibit 99.2 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.1, together with our audited financial statements and the notes thereto, and the section titled “Item 3. Key Information—D. Risk Factors,” each of which appear in our annual report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 7, 2025 (“Annual Report”) and available at www.sec.gov. As discussed in the section titled “Special Note Regarding Forward Looking Statements,” the following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below in such section and “Item 3. Key Information—D. Risk Factors” in our Annual Report.
Unless otherwise indicated or the context otherwise requires, all references herein to “Amer Sports, Inc.,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Amer Sports, Inc., together with its subsidiaries. All references to “U.S. dollars,” “dollars” or “$” are to the U.S. dollar, all references to “EUR” or “€” are to the euro and all references to “CNY” are to the Chinese yuan. Unless otherwise indicated or the context otherwise requires, all references to “Americas” refers to the United States, Canada, and certain countries in Latin America, “EMEA” refers to Europe, the Middle East and Africa, “Greater China” refers to Mainland China, Hong Kong, Macau and Taiwan and “Asia Pacific” excludes Greater China. The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.
Unless otherwise indicated, all financial information contained herein is prepared and presented in accordance with IFRS Accounting Standards (“IFRS”), specifically International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).
Overview
Amer Sports is a global group of iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Peak Performance, and Atomic. Our brands are known for their detailed craftsmanship, unwavering authenticity, and premium market positioning. As creators of exceptional apparel, footwear, and equipment, we pride ourselves on cutting-edge innovation, performance, and designs that allow elite athletes and everyday consumers to perform their best.
We operate our business through the following three reportable business segments, which reflect how we cluster our brands on the basis of similar consumer, product, marketing and operating factors:
•Technical Apparel. Technical Apparel includes outdoor apparel, footwear and accessories and consists of our Arc’teryx and Peak Performance brands.
•Outdoor Performance. Outdoor Performance includes outdoor apparel, footwear, accessories and winter sports equipment and consists of our Salomon, Atomic, and Armada brands.
•Ball & Racquet Sports. Ball & Racquet Sports includes sports equipment, apparel, footwear and accessories and consists of our Wilson, Louisville Slugger, DeMarini, EvoShield and ATEC brands, all of which we refer to as the Wilson Sporting Goods portfolio.
While Arc’teryx, Salomon and Wilson stand tall and lead our three segments, our other brands appropriately fit our sports-oriented portfolio. Peak Performance enhances our scale, competitive positioning and diversification across sports categories. Atomic and Armada give us a leading position in winter sports equipment, globally. Our baseball brands, which include Louisville Slugger, DeMarini, EvoShield, and ATEC, are market leaders in their respective category. Together, our brands enable us to lead and compete in various sports segments and drive the continued success of our portfolio.

For additional information about our three reportable business segments, see Note 3. “Segment Reporting,” to our unaudited condensed consolidated interim financial statements included as Exhibit 99.2 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.1.
We generate revenue from the sale of our products through direct-to-consumer and wholesale channels:
•Direct-to-Consumer includes sales of our brands’ products through (i) owned e-commerce websites and (ii) owned retail stores, which include elevated brand stores that drive consumer engagement and factory outlet stores which serve as a liquidation channel for us.
•Wholesale includes sales of our brands’ products through general sporting goods retailers, specialty stores, independently-operated partner stores, distributors, retailer-owned and third-party e-commerce websites as well as revenue from certain licensing arrangements.
Seasonality
We experience some seasonal fluctuations in our revenue and operating results. Historically, we have realized a slightly higher portion of our revenue and earnings in the fourth quarter of the fiscal year, primarily due to higher sales through our DTC channel compared to the rest of the year and a higher share of fall and winter collections in our Technical Apparel and Outdoor Performance segments. Our Ball & Racquet Sports segment is generally more consistent across fiscal quarters. Working capital requirements typically increase throughout our second and third fiscal quarters as inventory builds to support our peak shipping and selling period which typically occurs from August to December. Cash provided by operating activities is typically highest in our first fiscal quarter due to the significant inflows associated with our peak selling season. We believe our strategy to broaden our assortment within the softgoods categories across all our brands could lead to increasingly balanced revenue and results of operations throughout the fiscal year.
Foreign Currency Exposure
We report our consolidated financial results in U.S. dollars but have significant non-U.S. operations. A large portion of our business is conducted in currencies other than U.S. dollars, in particular the euro, the Canadian dollar and Renminbi (“RMB”), and generally the applicable local currency is our functional currency in that locality. As a result, we face foreign currency exposure that impacts our profitability due to the translation of net income, assets and liabilities of our operations in numerous jurisdictions into U.S. dollars, including on our outstanding indebtedness and available credit facilities denominated in currencies other than U.S. dollars.
Where possible, we manage foreign currency exposure through a variety of methods, including by financing each business unit in its functional currency and concentrating cash flows through centralized entities to limit the number of foreign currencies being utilized for purchases. Additionally, we enter into hedging arrangements to limit our exposure to foreign currency fluctuations for a significant portion of our cash flows, in particular with our most commonly used foreign currencies, including euros, Canadian dollars and RMB. Such hedging arrangements may include foreign exchange forward contracts and options as well as cross-currency swaps. The majority of our hedging arrangements are short-term and are usually rolled forward within the standard business cycle. Nonetheless, it is not practical for us to mitigate all of our foreign currency exposure, nor are we able to accurately predict the possible impact of future foreign currency exchange rate fluctuations on our results of operations, due to our constantly changing exposure to various foreign currencies, difficulty in predicting fluctuations in foreign currency exchange rates relative to the U.S. dollar and the significant number of foreign currencies involved. As we continue to expand our global operations, our exposure to foreign currency risk could become more significant.
Public Company Costs
Since the completion of our IPO, we continue to incur additional costs associated with operating as a public company. In particular, our accounting, legal and personnel-related expenses and insurance costs will continue to increase as we establish more comprehensive compliance and governance functions, establish, maintain and review internal controls over financial reporting, and prepare and distribute periodic reports in accordance with SEC rules. Our financial statements reflect the impact of these expenses to date.

Key Financial Metrics
The following table summarizes certain key financial measures for the three and nine months ended September 30, 2025, and 2024. Management regularly reviews a number of metrics, including the following key financial metrics, to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions. Management believes the non-IFRS financial measures presented below are useful in evaluating our performance, in addition to our financial results prepared in accordance with IFRS. See “Results of Operations” for additional information and for the comparison discussion between the three and nine months ended September 30, 2025, and 2024, and “Non-IFRS Financial Measures” for additional information on the non-IFRS financial measures and a reconciliation to the most comparable IFRS financial measures.
Beginning in the fourth quarter of 2024, the Company changed its presentation of foreign exchange gains and losses related to operational transactions in the consolidated statement of income and other comprehensive income, which were previously recorded as selling, general and administrative expenses, and are now recorded as foreign currency exchange losses, net & other finance costs. We believe this presentation better reflects the operating performance of the Company and improves comparability to peers. The impact on prior period financial statements is immaterial.

	For the three months ended September 30,		For the nine months ended September 30,
In millions	2025	2024	2025	2024
Revenue	$1,756.3	$1,353.8	$4,465.1	$3,547.8
Constant Currency Revenue (1)	1,739.2	1,353.8	4,469.1	3,547.8
Net income attributable to equity holders of the Company	143.1	55.8	295.9	57.2
Net income margin	8.1%	4.1%	6.6%	1.6%
Adjusted EBITDA (2)	$353.2	$255.4	$790.3	$518.3
Adjusted EBITDA Margin (2)	20.1%	18.9%	17.7%	14.6%
Adjusted net income attributable to equity holders of the Company (2)	$185.4	$71.1	$369.4	$146.0
Segment Revenue
Technical Apparel	$683.3	$520.0	$1,856.0	$1,449.3
Outdoor Performance	723.5	533.6	1,639.6	1,241.2
Ball & Racquet Sports	349.5	300.2	969.5	857.3
Segment Adjusted Operating Profit
Technical Apparel	129.6	104.0	358.2	279.1
Outdoor Performance	156.9	93.4	252.1	106.3
Ball & Racquet Sports	26.4	20.7	56.3	34.6
____________________________________________
(1)This is a non-IFRS financial measure. For more information regarding our use of this measure and its usefulness to investors, see “Non-IFRS Financial Measures” below.
(2)This is a non-IFRS financial measure. For more information regarding our use of this measure and its usefulness to investors, as well as a reconciliation to the most comparable IFRS financial measure, see “Non-IFRS Financial Measures” below.
Constant Currency Revenue
As we are a global company, the comparability of our revenue reported in U.S. dollars is also affected by foreign-currency exchange rate fluctuations because the underlying currencies in which we transact change in value over time compared to the U.S. dollar. These rate fluctuations can have a significant effect on our reported results. As a result, in addition to financial measures prepared in accordance with IFRS, our revenue discussions often contain references to constant currency measures, which are calculated by translating the current period reported amounts using the actual exchange rates in use during the comparative prior period, in place of the exchange rates in use during the current period. For a further discussion of how we utilize, and limitations of, this non-IFRS financial measure, see “Non-IFRS Financial Measures.”

Adjusted EBITDA and Adjusted EBITDA Margin
We define Adjusted EBITDA as net income/(loss) attributable to equity holders of the Company, plus net income attributable to non-controlling interests, income tax (expense)/benefit, foreign currency exchange gains/(losses), net & other finance costs, interest expense, loss on debt extinguishment, and depreciation and amortization, less interest income with adjustments to exclude non-recurring items such as restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings and certain share-based payments. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue.
Adjusted EBITDA and Adjusted EBITDA Margin may not be comparable to similarly titled metrics of other companies due to differences in methods of calculation. For a reconciliation of Adjusted EBITDA to net income/(loss) attributable to equity holders of the Company and a reconciliation of Adjusted EBITDA Margin to net income(loss) margin and for a further discussion of how we utilize, and limitations of, these non-IFRS measures see “Non-IFRS Financial Measures.”
Adjusted Net Income attributable to equity holders of the Company
We define Adjusted Net Income attributable to equity holders of the Company as net income/(loss) attributable to equity holders of the Company with adjustments to exclude non-recurring items such as depreciation and amortization on the purchase price allocation (“PPA”) fair value step up resulting from the acquisition and delisting of Amer Sports in 2019 (“the Acquisition”), restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, certain share-based payments, loss on debt extinguishment, other adjustments, and related income tax expense.
Adjusted net income attributable to equity holders of the Company may not be comparable to similarly titled metrics of other companies due to differences in methods of calculation. For a reconciliation of Adjusted net income attributable to equity holders of the Company to net income/(loss) attributable to equity holders of the Company and for a further discussion of how we utilize, and limitations of, this non-IFRS measure see “Non-IFRS Financial Measures.”
Segment Adjusted Operating Profit and Segment Adjusted Operating Profit Margin
We define Segment Adjusted Operating Profit as income before tax for the segment with adjustments to exclude non-recurring items such as depreciation and amortization on PPA fair value step up, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, expenses related to certain share-based payments, interest expense, foreign currency exchange losses, net & other finance costs, loss on debt extinguishment, and interest income. Segment Adjusted Operating Profit is a measure of operating performance of our reportable segments and may not be comparable to similar measures reported by other companies. We define Segment Adjusted Operating Profit Margin as Segment Adjusted Operating Profit divided by segment revenue.
Segment Adjusted Operating Profit is a performance metric utilized by the Company’s Chief Operating Decision Maker to allocate resources to and assess performance of the Company’s segments. See Note 3. “Segment Reporting,” to our unaudited condensed consolidated interim financial statements included elsewhere in Exhibit 99.2 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.1.

Results of Operations
The following table sets forth our results of operations for the periods presented.

	For the three months ended September 30,		For the nine months ended September 30,
In millions	2025	2024	2025	2024
Revenue	$1,756.3	$1,353.8	$4,465.1	$3,547.8
Cost of goods sold	(758.1)	(606.5)	(1,892.9)	(1,593.5)
Gross profit	998.2	747.3	2,572.2	1,954.3
Selling, general and administrative expenses	(776.6)	(586.5)	(2,116.3)	(1,698.1)
Impairment losses	(10.2)	—	(13.1)	(2.5)
Other operating income	4.5	15.9	31.0	23.5
Operating profit	215.9	176.7	473.8	277.2
Interest expense	(25.6)	(44.1)	(77.6)	(154.9)
Foreign currency exchange gains/(losses), net & other finance costs	5.9	(4.8)	16.5	(24.0)
Loss on debt extinguishment	—	—	—	(14.3)
Interest income	1.5	1.1	4.4	6.3
Net finance cost	(18.2)	(47.8)	(56.7)	(186.9)
Income before tax	197.7	128.9	417.1	90.3
Income tax expense	(51.3)	(72.7)	(110.2)	(29.0)
Net income	$146.4	$56.2	$306.9	$61.3
Net income attributable to:
Equity holders of the Company	$143.1	$55.8	$295.9	$57.2
Non-controlling interests	$3.3	$0.4	$11.0	$4.1
Revenue
The following tables set forth our consolidated revenues, and revenues disaggregated by channel, and geography.

	For the three months ended September 30,		Change		For the nine months ended September 30,		Change
In millions	2025	2024	$	%	2025	2024	$	%
Revenue	$1,756.3	$1,353.8	$402.5	29.7%	$4,465.1	$3,547.8	$917.3	25.9%

Channel Revenues
Wholesale	$1,033.8	$874.0	$159.8	18.3%	$2,409.1	$2,113.6	$295.5	14.0%
DTC	722.5	479.8	242.7	50.6%	2,056.0	1,434.2	621.8	43.4%
Total	$1,756.3	$1,353.8	$402.5	29.7%	$4,465.1	$3,547.8	$917.3	25.9%

Geographic Revenues
Americas	$574.2	$487.8	$86.4	17.7%	$1,434.3	$1,274.6	$159.7	12.5%
Greater China (1)	461.5	312.9	148.6	47.5%	1,317.7	914.2	403.5	44.1%
EMEA	528.5	428.5	100.0	23.3%	1,209.6	1,022.2	187.4	18.3%
Asia Pacific (2)	192.1	124.6	67.5	54.2%	503.5	336.8	166.7	49.5%
Total	$1,756.3	$1,353.8	$402.5	29.7%	$4,465.1	$3,547.8	$917.3	25.9%

__________________________________________________
(1) Consists of mainland China, Hong Kong, Macau and Taiwan.
(2) Excludes Greater China.
Revenue increased by $402.5 million, or 29.7%, for the three months ended September 30, 2025 compared to the three months ended September 30, 2024. Revenue increased by $917.3 million, or 25.9%, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. Revenue increased across all segments for both periods, primarily driven by an increase in sales volume from the Outdoor Performance and Technical Apparel segments. Channel revenues were driven by DTC, which increased 50.6% and 43.4% for the three and nine months ended September 30, 2025, respectively, compared to the three and nine months ended September 30, 2024. Regional growth was led by Greater China and EMEA, which increased 47.5% and 23.3%, respectively, for the three months ended September 30, 2025, and 44.1% and 18.3%, respectively, for the nine months ended September 30, 2025, compared to the three and nine months ended September 30, 2024. The Americas increased by 17.7% and 12.5% for the three and nine months ended September 30, 2025, respectively, compared to the three and nine months ended September 30, 2024. Asia Pacific increased by 54.2% and 49.5% for the three and nine months ended September 30, 2025, respectively, compared to the three and nine months ended September 30, 2024.

Revenue on a constant currency basis increased 28.5% and 26.0% for the three and nine months ended September 30, 2025, respectively, compared to the three and nine months ended September 30, 2024.
Gross Profit

	For the three months ended September 30,		Change		For the nine months ended September 30,		Change
In millions	2025	2024	$	%	2025	2024	$	%
Gross profit	$998.2	$747.3	$250.9	33.6%	$2,572.2	$1,954.3	$617.9	31.6%
Gross profit increased by $250.9 million, or 33.6%, for three months ended September 30, 2025 compared to the three months ended September 30, 2024. Gross profit increased by $617.9 million, or 31.6%, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. Gross margin was 56.8% and 55.2% for the three months ended September 30, 2025, and 2024, respectively and 57.6% and 55.1% for the nine months ended September 30, 2025, and 2024, respectively. The increase for the three months ended September 30, 2025 compared to the three months ended September 30, 2024 was primarily driven by favorable channel and region mix and lower inventory reserves. The increase for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024 was primarily driven by favorable channel, region and segment mix.
Selling, General and Administrative Expenses

	For the three months ended September 30,		Change		For the nine months ended September 30,		Change
In millions	2025	2024	$	%	2025	2024	$	%
Selling, general and administrative expenses	$(776.6)	$(586.5)	$(190.1)	32.4%	$(2,116.3)	$(1,698.1)	$(418.2)	24.6%
Selling, general and administrative expenses increased by $190.1 million, or 32.4%, for the three months ended September 30, 2025 compared to the three months ended September 30, 2024. Selling, general and administrative expenses increased by $418.2 million, or 24.6%, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. As a percentage of revenues, selling, general and administrative expenses increased to 44.2% for the three months ended September 30, 2025 compared to 43.3% for the three months ended September 30, 2024. As a percentage of revenues, selling, general and administrative expenses decreased to 47.4% for the nine months ended September 30, 2025 compared to 47.9% for the nine months ended September 30, 2024.

This increase in selling, general and administrative expenses was due to higher selling and marketing costs of $122.8 million and $315.0 million for the three and nine months ended September 30, 2025, respectively, as well as higher administrative and other expenses of $67.3 million and $103.2 million for the three and nine months ended September 30, 2025, respectively. The increase in selling and marketing expenses was primarily due to DTC investments in Greater China and Asia Pacific, including higher store rent expense and retail personnel costs related to new store openings, and advertising and promotion expenses. In e-commerce, there was an increase in online and offline marketing expenses and operating costs of e-commerce systems. The increase in administrative expenses was primarily due to higher personnel expenses due to increased headcount.
Impairment losses

	For the three months ended September 30,		Change		For the nine months ended September 30,		Change
In millions	2025	2024	$	%	2025	2024	$	%
Impairment losses	$(10.2)	$—	$(10.2)	NM	$(13.1)	$(2.5)	$(10.6)	432.5%

Impairment losses increased $10.2 million and $10.6 million for the three and nine months ended September 30, 2025 compared to the three and nine months ended September 30, 2024, respectively. These increases were primarily due to the impairment of finite-lived intangible assets of $6.7 million recognized in the third quarter of 2025.
Other operating income

	For the three months ended September 30,		Change		For the nine months ended September 30,		Change
In millions	2025	2024	$	%	2025	2024	$	%
Other operating income	$4.5	$15.9	$(11.4)	(71.7)%	$31.0	$23.5	$7.5	31.9%

Other operating income decreased $11.4 million for the three months ended September 30, 2025 compared to the three months ended September 30, 2024. This decrease was driven by government grants which were received in the third quarter in 2024, as compared to the second quarter in 2025. Other operating income increased $7.5 million for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. This increase was primarily due to higher government grants received during the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024.
Interest expense

	For the three months ended September 30,		Change		For the nine months ended September 30,		Change
In millions	2025	2024	$	%	2025	2024	$	%
Interest expense	$(25.6)	$(44.1)	$18.5	(42.0%)	$(77.6)	$(154.9)	$77.3	(49.9%)
Interest expense decreased by $18.5 million, or 42.0%, for the three months ended September 30, 2025 compared to the three months ended September 30, 2024. Interest expense decreased by $77.3 million, or 49.9%, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024.
The decrease was due to lower outstanding debt for the three and nine months ended September 30, 2025 compared to the three and nine months ended September 30, 2024. This was partially offset by an increase in interest expense on lease liabilities due to an increase in owned retail store leases in the current year.

Foreign currency exchange gains/(losses), net & other finance costs

	For the three months ended September 30,		Change		For the nine months ended September 30,		Change
In millions	2025	2024	$	%	2025	2024	$	%
Foreign currency exchange gains/(losses), net & other finance costs	$5.9	$(4.8)	$10.7	(222.9%)	$16.5	$(24.0)	$40.5	(168.8%)
Foreign currency exchange gains/(losses), net & other finance costs increased by $10.7 million, or 222.9%, for the three months ended September 30, 2025 compared to the three months ended September 30, 2024. Foreign currency exchange gains/(losses), net & other finance costs increased $40.5 million, or 168.8% for the nine months ended September 30, 2025, compared to the nine months ended September 30, 2024. The increase was due to fluctuations in foreign exchange rates, specifically weakening of the U.S. dollar in relation to our most commonly used foreign currencies.
Loss on debt extinguishment

	For the three months ended September 30,		Change		For the nine months ended September 30,		Change
In millions	2025	2024	$	%	2025	2024	$	%
Loss on debt extinguishment	$—	$—	$—	—%	$—	$(14.3)	$14.3	(100)%
Loss on debt extinguishment for the nine months ended September 30, 2024 was $14.3 million, due to the repayment of the Senior Facilities Agreement on February 16, 2024.
Income tax expense

	For the three months ended September 30,		Change		For the nine months ended September 30,		Change
In millions	2025	2024	$	%	2025	2024	$	%
Income tax expense	$(51.3)	$(72.7)	$21.4	(29.4)%	$(110.2)	$(29.0)	$(81.2)	280.0%
Income tax expense decreased by $21.4 million, or 29.4%, for the three months ended September 30, 2025 compared to the three months ended September 30, 2024. The effective tax rate was 26% and 56% for the three months ended September 30, 2025, and 2024, respectively. Income tax expense increased by $81.2 million, or 280.0%, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. The effective tax rate was 26% and 32% for the nine months ended September 30, 2025, and 2024, respectively.
The decrease in the effective tax rate for both the three and nine months ended September 30, 2025 is due to the jurisdictional mix of earnings, lower non-deductible interest expenses and the utilization of deferred income tax benefits related to tax loss carryforwards compared to the same periods in 2024. The three and nine months ended September 30, 2025, included a discrete tax benefit of $4.1 million and $9.1 million, respectively, due to a favorable return to provision adjustment.
The three months ended September 30, 2024, included withholding tax expenses of $8.4 million, offset by a favorable return to provision adjustment of $6.2 million. The nine months ended September 30, 2024, included a discrete tax benefit of $19.9 million due to the reversal of uncertain tax positions as a result of the closure of tax audits and expiration of statute of limitations, which was partially offset by withholding tax expense of $11.0 million.

Segment Results of Operations
Our management evaluates operating performance and makes investment and other decisions based on segment revenue and Segment Adjusted Operating Profit. Costs allocated to the Company's segments include certain centralized functions provided and administered by the Amer Sports Group, such as costs related to sourcing, warehousing, distribution and transportation, our global business services center and certain information technology activities, based on appropriate metrics such as headcount, activity, usage or proportion of revenue.
Unallocated costs include costs related to supply chain management, general executive management, cybersecurity and group information technology, and other group functions such as finance, internal audit, tax, legal and human resources.
The following tables set forth certain financial information for our reportable segments for the periods presented.
Segment Revenue

	For the three months ended September 30,		Change		For the nine months ended September 30,		Change
In millions	2025	2024	$	%	2025	2024	$	%
Technical Apparel	$683.3	$520.0	$163.3	31.4%	$1,856.0	$1,449.3	$406.7	28.1%
Outdoor Performance	723.5	533.6	189.9	35.6%	1,639.6	1,241.2	398.4	32.1%
Ball & Racquet Sports	349.5	300.2	49.3	16.4%	969.5	857.3	112.2	13.1%
Total	$1,756.3	$1,353.8	$402.5	29.7%	$4,465.1	$3,547.8	$917.3	25.9%
Segment Adjusted Operating Profit (1)

	For the three months ended September 30,		Change		For the nine months ended September 30,		Change
In millions	2025	2024	$	%	2025	2024	$	%
Technical Apparel	$129.6	$104.0	$25.6	24.6%	$358.2	$279.1	$79.1	28.3%
Outdoor Performance	156.9	93.4	63.5	68.0%	252.1	106.3	145.8	137.2%
Ball & Racquet Sports	26.4	20.7	5.7	27.5%	56.3	34.6	21.7	62.7%
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(1)Segment Adjusted Operating Profit for all periods presented excludes depreciation and amortization expense on the PPA fair value step up of intangible and tangible assets resulting from Amer Sports' acquisition in 2019.
The following table summarizes depreciation and amortization expense for the three and nine months ended September 30, 2025, and 2024.

	For the three months ended September 30,		Change		For the nine months ended September 30,		Change
In millions	2025	2024	$	%	2025	2024	$	%
Technical Apparel	$41.8	$33.9	$7.9	23.3%	$116.4	$89.5	$26.9	30.1%
Outdoor Performance	60.5	27.4	33.1	120.8%	120.2	77.9	42.3	54.3%
Ball & Racquet Sports	8.8	8.7	0.1	1.1%	28.9	24.4	4.5	18.4%
Total	$111.1	$70.0	$41.1	58.7%	$265.5	$191.8	$73.7	38.4%

The following table summarizes depreciation and amortization expense on the PPA fair value step up of intangible and tangible assets for the three and nine months ended September 30, 2025, and 2024.

	For the three months ended September 30,		Change		For the nine months ended September 30,		Change
In millions	2025	2024	$	%	2025	2024	$	%
Technical Apparel	$2.1	$2.4	$(0.3)	(12.5)%	$6.8	$7.1	$(0.3)	(4.2)%
Outdoor Performance	38.1	8.1	30.0	370.4%	54.3	24.1	30.2	125.3%
Ball & Racquet Sports	0.3	0.3	—	—%	0.9	1.0	(0.1)	(10.0)%
Total	$40.5	$10.8	$29.7	275.0%	$62.0	$32.2	$29.8	92.5%
Technical Apparel

	For the three months ended September 30,		Change		For the nine months ended September 30,		Change
In millions	2025	2024	$	%	2025	2024	$	%
Channel Revenues
Wholesale	$241.4	$216.6	$24.8	11.4%	$566.3	$500.5	$65.8	13.1%
DTC	441.9	303.4	138.5	45.6%	1,289.7	948.8	340.9	35.9%
Total	$683.3	$520.0	$163.3	31.4%	$1,856.0	$1,449.3	$406.7	28.1%
The following table sets forth certain operating data for our Technical Apparel segment.

	As of September 30,		Change
	2025	2024	%
Store Count (1)
Arc'teryx	234	168	39.3%
Peak Performance	41	44	(6.8%)
Total	275	212	29.7%
Omni-comp (2)	26.5%	19.5%
 __________________________________________________
(1)Reflects the number of Technical Apparel owned retail stores open at the end of the fiscal period. Management reviews the number of new and closed stores to assess revenue growth and drivers of trends in revenue.
(2)Omni-comp reflects revenue growth on a constant currency basis from owned retail stores that have been open for at least 13 full fiscal months and from owned e-commerce websites. Remodeled stores are excluded from the comparable sales growth calculation for 13 months if a store: (i) changes its square footage by more than 20% or (ii) is closed for more than 60 days for the refit. Stores closed 60 days or less are excluded from the comparable sales growth calculation only for the months they are closed.
Technical Apparel revenue increased by 31.4% for the three months ended September 30, 2025, compared to the three months ended September 30, 2024. Technical Apparel revenue increased by 28.1% for the nine months ended September 30, 2025, compared to the nine months ended September 30, 2024. The increase for both periods was primarily driven by Arc'teryx volume growth within the DTC channel. DTC revenues increased by 45.6% and 35.9%, for the three and nine months ended September 30, 2025, compared to the three and nine months ended September 30, 2024, respectively. The increase was driven by volume growth in our existing retail stores and e-commerce platforms, and an expanded retail store network with a net increase of 63 owned retail stores, of which 46 owned retail stores in Korea were acquired during the three months ended September 30, 2025 as part of an asset purchase agreement. Wholesale revenues increased 11.4% and 13.1%, for the three and nine months ended September 30, 2025, compared to the three and nine months ended September 30, 2024, respectively, driven by an increase in volumes. By geography, Technical Apparel revenue increased across all regions, primarily in Greater China, Americas, and Asia Pacific for the three and nine months ended September 30, 2025, compared to the three and nine months ended September 30, 2024.

Technical Apparel revenue on a constant currency basis increased 31.9% and 29.3% for the three and nine months ended September 30, 2025, compared to the three and nine months ended September 30, 2024, respectively.
Segment Adjusted Operating Profit in our Technical Apparel segment increased by 24.6% and 28.3% for the three and nine months ended September 30, 2025, compared to the three and nine months ended September 30, 2024, respectively. This increase for both periods was primarily driven by higher gross profit, partially offset by an increase in selling, general and administrative expenses. Segment adjusted operating profit margin was 19.0% and 19.3% for the three and nine months ended September 30, 2025, compared to 20.0% and 19.3% for the three and nine months ended September 30, 2024, respectively. The decrease in adjusted operating profit margin for the three months ended September 30, 2025 was driven by lower other operating income from government grants, which were received in the second quarter of 2025, compared to the third quarter of 2024, partially offset by lower selling, general and administrative expenses as a percentage of revenue, primarily related to other administrative expenses.
The increase in adjusted operating profit margin for the nine months ended September 30, 2025 was primarily due to lower selling, general and administrative expenses as a percentage of revenue, primarily related to other administrative expenses.
Outdoor Performance

	For the three months ended September 30,		Change		For the nine months ended September 30,		Change
In millions	2025	2024	$	%	2025	2024	$	%
Channel Revenues
Wholesale	$520.4	$411.7	$108.7	26.4%	$1,062.1	$892.8	$169.3	19.0%
DTC	203.1	121.9	81.2	66.6%	577.5	348.4	229.1	65.8%
Total	$723.5	$533.6	$189.9	35.6%	$1,639.6	$1,241.2	$398.4	32.1%
The following table sets forth certain operating data for our Outdoor Performance segment.

	As of September 30,		Change
	2025	2024	%
Store count (1)
Salomon	283	194	45.9%
Atomic	2	2	—%
Total	285	196	45.4%
Omni-comp (2)	32.5%	22.9%
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(1)Reflects the number of Outdoor Performance owned retail stores open at the end of the fiscal period. Management reviews the number of new and closed stores to assess revenue growth and drivers of trends in revenue.
(2)Omni-comp reflects revenue growth on a constant currency basis from owned retail stores that have been open for at least 13 full fiscal months and from owned e-commerce websites. Remodeled stores are excluded from the comparable sales growth calculation for 13 months if a store: (i) changes its square footage by more than 20% or (ii) is closed for more than 60 days for the refit. Stores closed 60 days or less are excluded from the comparable sales growth calculation only for the months they are closed.

Outdoor Performance revenue increased by 35.6% and 32.1% for the three and nine months ended September 30, 2025, compared to the three and nine months ended September 30, 2024. The increases in both periods was primarily driven by growth in Salomon softgoods revenues. DTC revenues increased by 66.6% and 65.8% for the three and nine months ended September 30, 2025, compared to the three and nine months ended September 30, 2024, respectively, due to an expanded owned retail store network with a net increase of 89 owned retail stores and an increase in online traffic to our owned e-commerce websites. Wholesale revenues increased 26.4% and 19.0% for the three and nine months ended September 30, 2025, compared to the three and nine months ended September 30, 2024, driven by higher unit sales for Salomon softgoods. By geography, Outdoor Performance revenue increased across all regions, primarily in Greater China, EMEA, and Asia Pacific for the three and nine months ended September 30, 2025, compared to the three and nine months ended September 30, 2024.
Outdoor Performance revenue on a constant currency basis increased 32.4% and 31.1% for the three and nine months ended September 30, 2025, compared to the three and nine months ended September 30, 2024, respectively.
Segment Adjusted Operating Profit in our Outdoor Performance segment increased by 68.0% and 137.2% for the three and nine months ended September 30, 2025, compared to the three and nine months ended September 30, 2024, respectively. This was primarily driven by higher gross profit and partially offset by an increase in selling, general and administrative expenses. Segment adjusted operating profit margin was 21.7% and 15.4% for the three and nine months ended September 30, 2025, respectively, compared to 17.5% and 8.6% for the three and nine months ended September 30, 2024, respectively. This increase for the three and nine months ended September 30, 2025 was primarily driven by higher gross margins from lower materials costs and favorable channel and region mix due to a higher proportion of DTC revenues. This was partially offset by higher selling, general and administrative expenses as a percentage of revenue for the three months ended September 30, 2025, primarily due to personnel expenses and advertising, promotion and sales expenses. The segment adjusted operating profit margin increase for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024 is also due to lower selling, general and administrative expenses as a percentage of revenue, primarily related to selling and other administrative expenses and partially offset by lease and facility expenses.
Ball & Racquet Sports

	For the three months ended September 30,		Change		For the nine months ended September 30,		Change
In millions	2025	2024	$	%	2025	2024	$	%
Channel Revenues
Wholesale	$272.0	$245.7	$26.3	10.7%	$780.7	$720.3	$60.4	8.4%
DTC	77.5	54.5	23.0	42.2%	188.8	137.0	51.8	37.8%
Total	$349.5	$300.2	$49.3	16.4%	$969.5	$857.3	$112.2	13.1%
The following table sets forth certain operating data for our Ball & Racquet Sports segment.

	As of September 30,		Change
	2025	2024	%
Store count (1)
Wilson	71	45	57.8%
Total	71	45	57.8%
Omni-comp (2)	23.7%	(0.1%)
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(1)Reflects the number of Ball & Racquet owned retail stores open at the end of the fiscal period. Management reviews the number of new and closed stores to assess revenue growth and drivers of trends in revenue.
(2)Omni-comp reflects revenue growth on a constant currency basis from owned retail stores that have been open for at least 13 full fiscal months and from owned e-commerce websites. Remodeled stores are excluded from the comparable sales growth calculation for 13 months if a store: (i) changes its square footage by more than 20% or (ii) is closed for more than 60 days for the refit. Stores closed 60 days or less are excluded from the comparable sales growth calculation only for the months they are closed.

Ball & Racquet segment revenue increased by 16.4% and 13.1% for the three and nine months ended September 30, 2025, compared to the three and nine months ended September 30, 2024. The increase for both periods was driven by Wilson softgoods, racquet and golf product categories, which was partially offset by declines in inflatables and baseball. DTC revenues increased by 42.2% and 37.8% for the three and nine months ended September 30, 2025, compared to the three and nine months ended September 30, 2024, due to an expanded retail store network with a net increase of 26 owned retail stores. Wholesale revenues increased 10.7% and 8.4% for the three and nine months ended September 30, 2025, compared to the three and nine months ended September 30, 2024, respectively, driven by an increase in volumes globally. By geography, Ball & Racquet revenue increased across all regions, primarily in Greater China, EMEA and Asia Pacific for the three and nine months ended September 30, 2025, compared to the three and nine months ended September 30, 2024.
Ball & Racquet revenue on a constant currency basis increased 15.5% and 12.9% for the three and nine months ended September 30, 2025, compared to the three and nine months ended September 30, 2024, respectively.
Segment Adjusted Operating Profit in our Ball & Racquet segment increased by 27.5% and 62.7% for the three and nine months ended September 30, 2025, compared to the three and nine months ended September 30, 2024, respectively. This was primarily driven by higher gross profit, partially offset by an increase in selling, general and administrative expenses. Segment adjusted operating profit margin was 7.6% and 5.8% for the three and nine months ended September 30, 2025, respectively, compared to 6.9% and 4.0% for the three and nine months ended September 30, 2024, respectively. This increase was primarily driven by higher gross margins as a result of favorable product, channel and region mix, favorable pricing, and lower inventory reserves. This was partially offset by higher tariff costs and increased selling, general and administrative expenses as a percentage of revenue due to DTC investments, primarily related to personnel expenses and advertising, promotion and sales expenses for the three and nine months ended September 30, 2025.
Non-IFRS Financial Measures
Management uses certain non-IFRS financial measures to supplement the financial measures prepared in accordance with IFRS, which include constant currency revenue, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income attributable to equity holders of the Company. We use constant currency revenue information to provide a framework to assess how our business segments performed excluding the effects of foreign currency exchange rate fluctuations. Management believes that Adjusted EBITDA and Adjusted EBITDA Margin are helpful to investors as they provide useful information to understand our core financial and operating performance from period to period because they exclude certain material items relating to income tax expense, finance cost and depreciation and amortization which are not reflective of our ongoing operations and performance. Management believes Adjusted Net Income attributable to equity holders of the Company enhances an investor’s understanding of our financial and operating performance because it excludes certain material items, such as depreciation and amortization on PPA fair value step up and impairment losses on goodwill and intangible assets which are not reflective of our ongoing operations and underlying performance. In addition, management believes constant currency revenue, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income attributable to equity holders of the Company are measures commonly used by investors to evaluate companies in the apparel, footwear, sports equipment, protective gear and accessories industries, which commonly disclose similar metrics.
However, there are limitations to the use of these non-IFRS financial measures as analytical tools and they should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. Constant currency revenue is limited as a metric to review the Company’s financial results as it does not reflect impacts of foreign currency on revenue. Some of the limitations of Adjusted EBITDA and Adjusted EBITDA Margin include: excluding certain tax payments that may reduce cash available to us; not reflecting any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future; not reflecting changes in, or cash requirements for, our working capital needs; and not reflecting the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Some of the limitations of Adjusted Net Income include: excluding the impact of non-recurring items such as depreciation and amortization on PPA fair value step up, restructuring expenses, expenses related to transaction activities, and expenses related to certain legal proceedings.

The tables below reconcile each of the following non-IFRS financial measures to their respective most directly comparable IFRS measure for the periods presented.
Adjusted EBITDA and Adjusted EBITDA Margin

	For the three months ended September 30,		For the nine months ended September 30,
In millions	2025	2024	2025	2024
Revenue	$1,756.3	$1,353.8	$4,465.1	$3,547.8
Net income attributable to equity holders of the Company	143.1	55.8	295.9	57.2
Net income attributable to non-controlling interests	3.3	0.4	11.0	4.1
Depreciation and amortization (1)	118.8	71.2	277.9	196.5
Interest expense (2)	25.6	44.1	77.6	154.9
Foreign currency exchange (gains)/losses, net & other finance costs	(5.9)	4.8	(16.5)	24.0
Loss on debt extinguishment	—	—	—	14.3
Interest income	(1.5)	(1.1)	(4.4)	(6.3)
Income tax expense	51.3	72.7	110.2	29.0
Restructuring expenses (3)	5.4	2.5	14.4	12.2
Impairment of goodwill and intangible assets (4)	6.7	—	6.7	—
Expenses related to transaction activities (5)	3.9	2.3	6.2	20.3
Expenses related to certain legal proceedings (6)	0.8	1.4	(1.2)	1.4
Share-based payments (7)	1.7	1.3	12.5	10.7
Adjusted EBITDA	$353.2	$255.4	$790.3	$518.3
Net income margin	8.1%	4.1%	6.6%	1.6%
Adjusted EBITDA Margin	20.1%	18.9%	17.7%	14.6%
__________________________________________________
(1)Total amortization expense for right-of-use assets capitalized under IFRS 16, Leases was $42.8 million and $32.3 million for the three months ended September 30, 2025, and 2024, respectively, and $118.0 million and $88.0 million for the nine months ended September 30, 2025, and 2024, respectively.
(2)Total interest expense on lease liabilities under IFRS 16, Leases was $8.8 million and $6.4 million for the three months ended September 30, 2025, and 2024, respectively, and $24.0 million and $15.6 million for the nine months ended September 30, 2025, and 2024, respectively.
(3)Includes restructuring expenses from severance, exit and termination events, and other non-recurring costs from payroll tax audits.
(4)Includes impairment losses on goodwill and intangible assets, primarily due to the impairment of finite-lived intangible assets.
(5)Includes advisory fees in connection with M&A activities and non-recurring costs associated with our IPO and disposal of businesses.
(6)Includes inventory write-offs, legal fees and judgements in connection with non-recurring legal actions, including a certain patent infringement litigation and certain litigation in connection with the divestiture of a business unit. While we face such patent litigation from time to time, the magnitude of costs is rarely significant and the litigation expenses related to a certain recent patent litigation are substantially higher than the expenses related to any other patent litigation in the last 10 years. We view expenses related to these matters as outside our normal course of operations and not representative of our expected and recurring expenses. Legal expenses for other normal, recurring legal proceedings and other legal matters are not included in this adjustment.

(7)Includes expenses for share-based payments and for fixed cash compensation that is contingent upon the vesting of stock options under the 2019 and 2023 ESOP plans. We granted share-based compensation to employees under these equity compensation plans beginning in 2019, but did not incur any expenses related to share-based payments in periods prior to the fourth quarter of fiscal year 2023. No further awards will be granted under the 2019 and 2023 ESOP plans, and thus, the related expenses are not considered indicative of our ongoing performance.
Adjusted Net Income

	For the three months ended September 30,		For the nine months ended September 30,
In millions	2025	2024	2025	2024
Net income attributable to equity holders of the Company	$143.1	$55.8	$295.9	$57.2
Depreciation and amortization on PPA fair value step up (1)	40.5	10.8	62.0	32.2
Restructuring expenses (2)	5.4	2.5	14.4	12.2
Impairment of goodwill and intangible assets (3)	6.7	—	6.7	—
Expenses related to transaction activities (4)	3.9	4.5	6.2	40.6
Expenses related to certain legal proceedings (5)	0.8	1.4	(1.2)	1.4
Share-based payments (6)	1.7	1.3	12.5	10.7
Loss on debt extinguishment	—	—	—	14.3
Income tax expense on adjustments (7)	(16.7)	(5.2)	(27.1)	(22.6)
Adjusted net income attributable to equity holders of the Company	$185.4	$71.1	$369.4	$146.0
__________________________________________________
(1)Consists of depreciation and amortization on PPA fair value step up of intangible and tangible assets in connection with the acquisition and delisting of Amer Sports in 2019.
(2)Includes restructuring expenses from severance, exit and termination events, and other non-recurring costs from payroll tax audits.
(3)Includes impairment losses on goodwill and intangible assets, primarily due to the impairment of finite-lived intangible assets.

(4)Includes advisory fees in connection with M&A activities and non-recurring costs associated with our IPO and disposal of businesses.
(5)Includes inventory write-offs, legal fees and judgements in connection with non-recurring legal actions, including a certain patent infringement litigation and certain litigation in connection with the divestiture of a business unit. While we face such patent litigation from time to time, the magnitude of costs is rarely significant and the litigation expenses related to a certain recent patent litigation are substantially higher than the expenses related to any other patent litigation in the last 10 years. We view expenses related to these matters as outside our normal course of operations and not representative of our expected and recurring expenses. Legal expenses for other normal, recurring legal proceedings and other legal matters are not included in this adjustment.
(6)Includes expenses for share-based payments and for fixed cash compensation that is contingent upon the vesting of stock options under the 2019 and 2023 ESOP plans. We granted share-based compensation to employees under these equity compensation plans beginning in 2019, but did not incur any expenses related to share-based payments in periods prior to the fourth quarter of fiscal year 2023. No further awards will be granted under the 2019 and 2023 ESOP plans, and thus, the related expenses are not considered indicative of our ongoing performance.
(7)Includes income tax expense resulting from each adjustment as follows:

	For the three months ended September 30,		For the nine months ended September 30,
In millions	2025	2024	2025	2024
Depreciation and amortization on PPA fair value step up	$(12.0)	$(2.7)	$(17.4)	$(8.0)
Restructuring expenses	(1.4)	(0.7)	(3.6)	(3.1)
Expenses related to transaction activities	(1.0)	(1.2)	(1.6)	(7.1)
Expenses related to certain legal proceedings	(0.2)	(0.3)	0.3	(0.3)
Share-based payments	(0.4)	(0.3)	(3.1)	(2.7)
Impairment of goodwill and intangible assets	(1.7)	—	(1.7)	—
Loss on debt extinguishment	—	—	—	(1.4)
Total tax expense on adjustments	$(16.7)	$(5.2)	$(27.1)	$(22.6)

Liquidity and Capital Resources
Our primary need for liquidity is to fund working capital requirements, capital expenditures, debt service, lease obligations and for general corporate purposes. Typically, the highest level of working capital has been reached in the third quarter when inventory and accounts receivable are at a peak during the fall and winter shopping season.
Historically, our main sources of liquidity have been cash flow from operating activities, shareholder loans, share issuances and borrowings under our existing credit facilities. See “Indebtedness” below.
The Company had $353.3 million and $312.0 million of cash and cash equivalents as of September 30, 2025, and 2024, respectively. The $41.3 million increase in cash and cash equivalents as of September 30, 2025, as compared to September 30, 2024, was primarily due to higher net cash flows from financing and operating activities, which was partially offset by an increase in net cash flows used in investing activities.
Management believes the existing cash and cash equivalent balances, cash flow from operations and credit facilities will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our long-term capital requirements may vary materially from those currently planned and will depend on many factors, including the rate of revenue growth, the timing and extent of spending on research and development efforts, new owned retail store openings and other growth initiatives, the expansion of sales and marketing activities, the timing of new products, and overall economic conditions. Management also expects increased capital expenditures related to the upgrade of our global SAP enterprise resource planning system over the next several years, which the Company is in the process of implementing across each of our brands, and the expansion of our warehousing facilities. Our capital expenditures for 2024 were approximately $275.4 million, and our capital expenditures for 2025 are expected to be approximately $300 million.
To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to shareholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that may restrict our operations. We also regularly evaluate market conditions, our liquidity profile, and various financing alternatives for opportunities to enhance our capital structure. If market conditions are favorable, we may refinance our existing debt or issue additional securities. There can be no assurances that we will be able to raise additional capital on terms that are attractive to us or at all. The inability to raise capital may adversely affect our ability to achieve our business objectives.

Cash Flow Information
The following table sets forth our consolidated cash flow information for the periods presented:

	For the nine months ended September 30,
In millions	2025	2024
Net cash flows from operating activities	$104.4	$17.9
Net cash flows used in investing activities	(243.3)	(178.9)
Net cash flows from/(used in) financing activities	114.3	(14.3)
Operating Activities
Net cash flows from operating activities were $104.4 million for the nine months ended September 30, 2025, compared to $17.9 million for the nine months ended September 30, 2024. The increase of $86.5 million was primarily driven by an increase in net income of $245.6 million, a decrease in interest paid of $77.0 million due to lower debt outstanding, an increase in adjustments for non-cash and other items of $42.4 million, and a decrease in cash flows from changes in prepaid expenses and other assets of $32.1 million. These amounts were partially offset by a decrease in cash flows from changes in inventories of $171.5 million, a decrease in cash flows from changes in accounts receivable of $126.2 million due to the timing of collections, and an increase in income taxes paid of $29.6 million.

Investing Activities
Net cash flows used in investing activities were $243.3 million for the nine months ended September 30, 2025, compared to $178.9 million for the nine months ended September 30, 2024. The increase of $64.4 million was primarily due to cash paid of $40.6 million for the acquisition of a business, and $26.0 million for the acquisition of intangible assets, largely related to the implementation of a new SAP ERP system.
Our capital expenditures (which we define herein to refer to the acquisition of property, plant and equipment and the acquisition of intangible assets, as presented in our consolidated statement of cash flows) for the nine months ended September 30, 2025, and September 30, 2024, totaled $195.7 million and $184.9 million, respectively.
Financing Activities
Net cash flows from financing activities were $114.3 million for the nine months ended September 30, 2025, compared to net cash flows used in financing activities of $14.3 million for the nine months ended September 30, 2024. The increase of $128.6 million was primarily driven by a $126.2 million decrease in net cash outflows related to proceeds from share issuance, debt repayments, and debt issuances, a $22.6 million increase in proceeds from the exercise of share options, a $8.1 million decrease in payments of debt issuance costs, and a $7.0 million decrease in cash outflows for other finance costs and the settlement of forward contracts and balance sheet hedges. This was partially offset by a $19.9 million increase in payments for lease liabilities due to an increase in owned retail store leases in the current year and a $15.3 million decrease in cash inflows from the release of derivative contract collateral.
Indebtedness
6.750% Senior Secured Notes
On February 16, 2024, Amer Sports Company (the “Issuer”), our wholly owned subsidiary, entered into an indenture (the “Indenture”) with The Bank of New York Mellon, as trustee, Wilmington Trust (London) Limited, as notes collateral agent, and the guarantors party thereto, pursuant to which the Issuer issued $800 million principal amount of 6.750% senior secured notes (the “Notes”). Pursuant to the Indenture, the Notes will mature on February 16, 2031. Interest on the Notes are payable semi-annually in arrears on each March 1 and September 1, beginning on September 1, 2024.

The Notes are jointly and severally guaranteed by the Company and each of the Company’s subsidiaries (other than the Issuer) that is a borrower or a guarantor under the New Senior Secured Credit Facilities (the “Note Guarantors”). The Notes and the guarantees related thereto are senior obligations and are secured, subject to permitted liens and certain other exceptions, by the same first priority liens that secure the obligations of the Issuer and the Note Guarantors under the New Senior Secured Credit Facilities.
The Notes will be redeemable at the option of the Issuer, in whole or in part, on or after February 16, 2027, at the redemption prices set forth in the Indenture.
In addition, prior to February 16, 2027, the Issuer may, at its option and on one or more occasions, redeem up to 10% of the aggregate principal amount of the Notes under the Indenture (including any additional Notes) during any 12-month period at a redemption price equal to 103% of the principal amount of the Notes being redeemed. Prior to February 16, 2027, the Issuer may on any one or more occasions redeem up to 40% of the aggregate principal amount of Notes issued under the indenture at a redemption price of 106.750% of the principal amount thereof, subject to the limitations set forth in the Indenture.
Upon the occurrence of a Change of Control (as defined in the Indenture), unless the Issuer has exercised its right to redeem all of the Notes, as described above, each holder of the Notes will have a right to repurchase all or any part of that holder’s Notes at a purchase price equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest on the Notes repurchased to, but excluding, the date of purchase.
The Indenture contains covenants that limit the ability of the Company and any of its Restricted Subsidiaries (as such term is defined in the Indenture), to, among other things incur or guarantee additional indebtedness, make certain investments and other restricted payments; create liens, enter into transactions with affiliates, engage in mergers, consolidations or amalgamations; and transfer and sell assets. The Indenture also provides for customary events of default.
New Senior Secured Credit Facilities
On February 16, 2024, the Company entered into a Credit Agreement (the “Credit Agreement”) with the Company, certain subsidiaries of the Company as borrowers, the financial institutions party thereto as lenders and issuing banks, JPMorgan Chase Bank, N.A. as administrative agent, J.P. Morgan SE, as swingline lender, and Wilmington Trust (London) Limited as collateral agent.
The Credit Agreement provides for a five-year revolving credit facility of $710.0 million (the “New Revolving Credit Facility” and together with the New Term Loan Facilities, which were fully repaid in December 2024, the “New Senior Secured Credit Facilities”). Borrowings under the New Revolving Credit Facility are available in U.S. dollars or Euros. As of September 30, 2025, borrowings of $616.1 million were available under the New Revolving Credit Facility.
Interest and Fees
Borrowings under the New Revolving Credit Facility in: (i) U.S. dollars will bear interest at a rate per annum equal to, at the option of the Company, either (a) a term SOFR-based rate or (b) a U.S. dollar base rate and (ii) Euros will bear interest at a rate per annum equal to EURIBOR (provided, however, that the term SOFR-based rate and EURIBOR shall be no less than 0.00% per annum at any time and the U.S. dollar base rate shall be no less than 1.00% per annum at any time), in each case, plus an applicable margin.
In addition, the Company is required to pay quarterly commitment fees equal to 30% of the Applicable Rate then in effect for SOFR borrowings under the New Revolving Credit Facility, on a per annum basis in respect of the unutilized commitments under the New Revolving Credit Facility, payable quarterly in arrears. The Company will also be required to pay letter of credit fees on the maximum amount available to be drawn under all outstanding letters of credit in an amount equal to the Applicable Rate on SOFR borrowings under the New Revolving Credit Facility on a per annum basis, payable quarterly in arrears, as well as customary fronting fees for the issuance of letters of credit and agency fees.

Collateral and Guarantors
The New Senior Secured Credit Facilities is secured by substantially all of the assets of the Company and certain wholly owned subsidiaries of the Company that are organized in the United States, Austria, Canada, Switzerland, Cayman Islands, Finland, France, Hong Kong and Sweden, subject to certain exceptions and subject to the agreed security principles with respect to any such subsidiaries that are not organized in the United States or Canada.

The obligations of the Company and the obligations of the guarantors under the New Senior Secured Credit Facilities and certain hedging arrangements and cash management arrangements entered into with lenders under the New Senior Secured Credit Facilities (or affiliates thereof) are secured by first-priority security interests in the collateral securing such facilities subject to certain exclusions set forth in the credit documentation governing the New Senior Secured Credit Facilities.
Prepayments
The Company is permitted to voluntarily reduce the unutilized portion of the revolving commitment amount and repay outstanding loans under the New Revolving Credit Facility at any time without premium or penalty, other than customary “breakage” costs with respect to SOFR and EURIBOR loans.
Certain Covenants and Events of Default
The Credit Agreement contains a number of covenants that, among other things and subject to certain exceptions, restrict the Company’s and its subsidiaries’ ability to incur additional indebtedness; create liens; enter into agreements and other arrangements that include negative pledge clauses; pay dividends on capital stock or redeem, repurchase or retire capital stock or subordinated indebtedness; make investments, loans, advances and acquisitions; merge, amalgamate or sell assets, including equity interests of subsidiaries; enter into sale and leaseback transactions; engage in transactions with affiliates; and enter into amendments of or waivers under subordinated indebtedness. The Credit Agreement contains certain customary affirmative covenants.
The New Revolving Credit Facility contains financial covenants that: (1) require the Company to maintain a maximum first lien net leverage ratio of not greater than 5.00:1.00 and (2) require the Company to maintain an interest coverage ratio of not less than 2.00:1.00, which shall increase to 2.25:1.00 as of the fiscal quarter ending December 31, 2025 and shall further increase to 2.50:1.00 as of the fiscal quarter ending December 31, 2026. The financial covenants contain a customary term loan facility standstill and customary cure rights.
The Credit Agreement contains certain customary events of default. If an event of default, as specified in the Credit Agreement shall occur and be continuing, the borrowers thereunder may be required to repay all amounts outstanding under the Credit Facilities.
China Facilities
On September 2, 2024, the Company, through a subsidiary in China, entered into a CNY 500 million unsecured working capital line of credit with China Merchants Bank Co., Ltd (the “September China Facility”), which bore interest at 3.0%. The line of credit was fully repaid in September 2025 using proceeds from the August China Facility noted below.
On November 19, 2024, the Company, through a subsidiary in China, entered into an additional CNY 500 million unsecured working capital line of credit with Bank of China Limited (the “November China Facility,” and together with the September China Facility, the “China Facilities”), which bears interest at the one-year China Loan Prime Rate less 50 basis points, equivalent to 2.6% at the time of withdrawal on November 22, 2024. The line of credit expires in November 2025. As of September 30, 2025, $70.2 million (based on the CNY/USD exchange rate on September 30, 2025), the full amount of the line of credit under the November China Facility was outstanding and included in Other Borrowings on the unaudited condensed consolidated interim statement of financial position.
On August 4, 2025, the Company, through a subsidiary in China, entered into a CNY 540 million facility with Standard Chartered Bank (China) Limited, (the “August China Facility”), which includes bonds and guarantees of up to CNY 540 million and, at the option of the Company, either a CNY 500 million unsecured working capital line of credit or CNY 500 million synthetic loan. Borrowings under the working capital line of credit bear interest at a rate per annum equal to the one-year China Loan Prime Rate adjusted by an agreed upon spread, equivalent to 2.15% at the date of withdrawal on August 21, 2025. The line of credit expires in August 2026. As of September 30, 2025, $70.2 million (based on the CNY/USD exchange rate on September 30, 2025), the full amount of the line of credit under the August China Facility was outstanding and included in Other Borrowings on the unaudited condensed consolidated interim statement of financial position.

Off-Balance Sheet Arrangements
See Note 14. “Commitments,” to our unaudited condensed consolidated interim financial statements included as Exhibit 99.2 to the Report on Form 6-K, for details regarding off-balance sheet arrangements. The Company uses off-balance sheet arrangements including letters of credit and guarantees in connection with certain obligations, including leases. Other than those items disclosed here and elsewhere in this MD&A and our financial statements, we did not have any material off-balance sheet arrangements or commitments as of September 30, 2025.
New Accounting Pronouncements
See Note 2. “Summary of Material Accounting Policies,” to our unaudited condensed consolidated interim financial statements included as Exhibit 99.2 to the Report on Form 6-K, for details regarding recent accounting pronouncements.
Critical Accounting Policies
See Note 2. “Summary of Material Accounting Policies,” to our audited consolidated financial statements in our Annual Report on Form 20-F. During the nine months ended September 30, 2025, there were no significant changes to our critical accounting policies.
Special Note Regarding Forward-Looking Statements
This discussion contains statements that constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Many of the forward-looking statements contained herein can be identified by the use of forward-looking words such as “anticipate,” “believe,” “may,” “will,” “expect,” “could,” “target,” “predict,” “potential,” “should,” “plan,” “intend,” “estimate” and “potential,” and similar expressions.
Forward-looking statements appear in a number of places herein and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F. These risks and uncertainties include factors relating to:
•the strength of our brands;
•changes in market trends and consumer preferences;
•intense competition that our products, services and experiences face;
•harm to our reputation that could adversely impact our ability to attract and retain consumers and wholesale partners, employees, brand ambassadors, partners, and other stakeholders;
•reliance on technical innovation and high-quality products;
•general economic and business conditions worldwide, including due to inflationary pressures;
•the strength of our relationships with and the financial condition of our third-party suppliers, manufacturers, wholesale partners and consumers;
•ability to expand our DTC channel, including the expansion and success of our retail stores and e-commerce platforms;
•our plans to innovate, expand our product offerings and successfully implement our growth strategies that may not be successful, and implementation of these plans that may divert our operational, managerial and administrative resources;
•our international operations, including any related to political uncertainty and geopolitical tensions;

•changes in trade policies, including tariffs and other trade restrictions;
•our and our wholesale partners’ ability to accurately forecast demand for our products and our ability to manage manufacturing decisions;
•our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy;
•the cost of raw materials and our reliance on third-party manufacturers;
•our distribution system and ability to deliver our brands’ products to our wholesale partners and consumers;
•climate change and sustainability-related matters, or legal, regulatory or market responses thereto;
•current and further changes to trade policies, tariffs, import/export regulations and anti-competition regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations;
•the use and reliance on artificial intelligence can potentially cause intellectual property rights issues, security vulnerabilities, harm our business reputation, negatively impact our operations and impact our financial results;
•ability to obtain approvals from PRC authorities to remain listed on the U.S. exchanges and offer securities in the future;
•ability to obtain, maintain, protect and enforce our intellectual property rights in our brands, designs, technologies and proprietary information and processes;
•ability to defend against claims of intellectual property infringement, misappropriation, dilution or other violations made by third parties against us;
•security breaches or other disruptions to our information technology (“IT”) systems;
•our reliance on a large number of complex IT systems;
•changes in government regulation and tax matters;
•our ability to remediate our material weakness in our internal control over financial reporting;
•our relationship with ANTA Sports Products Limited (“ANTA Sports”);
•our expectations regarding the time during which we will be a foreign private issuer; and
•other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F.
Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of an unanticipated event.
There have been no material changes to the Company’s risk factors as set forth in section “Item 3. Key Information—D. Risk Factors.” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as amended by Exhibit 99.1 to the Report on Form 6-K for the first quarter 2025.